FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

May 30, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..

                       INFORMATION FILED WITH THIS REPORT

The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release dated May 30, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that the Superior Court of Quebec has granted final approval of the plan of arrangement involving Smurfit-Stone Container Corporation and St. Laurent Paperboard Inc.

On May 30, 2000 St. Laurent Paperboard Inc. publicly issued a press release announcing that the Superior Court of Quebec has granted final approval of the plan of arrangement involving Smurfit-Stone Container Corporation and St. Laurent Paperboard Inc.

Exhibit I -- Press Release dated May 30, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that the Superior Court of Quebec has granted final approval of the plan of arrangement involving Smurfit-Stone Container Corporation and St. Laurent Paperboard Inc.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 30, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau

                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and

                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

EXHIBIT I


P R E S S    R E L E A S E
For Immediate Release

       SUPERIOR COURT OF QUEBEC GRANTS APPROVAL OF SMURFIT-STONE CONTAINER
            CORPORATION AND ST. LAURENT PAPERBOARD INC. ARRANGEMENT


Montreal, May 30, 2000 - St. Laurent Paperboard Inc. ("St. Laurent") Montreal, Quebec, (TSE: SPI; NYSE: SLW) announced today that the Superior Court of Quebec has granted final approval of the plan of arrangement involving Smurfit-Stone Container Corporation ("Smurfit-Stone"), Chicago, Illinois, (NASDAQ: SSCC) and St. Laurent. The arrangement is expected to be completed on or about May 31, 2000 and is subject to customary closing conditions.

St. Laurent is a major North American producer, supplier and converter of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,500 employees serving a diverse customer base in North America and selected international markets.

St. Laurent owns four primary mills, located in La Tuque and Matane, Quebec; in Thunder Bay, Ontario; as well as in West Point, Virginia, with an aggregated annual paperboard production capacity of approximately 1.5 million short tons. It also owns seventeen packaging facilities located in Canada and the United States as well as 920,000 acres of forest land, the largest freehold in Quebec.

The combination of the two companies consolidates Smurfit-Stone's position as one of the world's largest producers of containerboard, corrugated containers, folding cartons, bags and specialty packaging.

Smurfit-Stone, which was created by the November 1998 merger of Jefferson Smurfit Corporation and Stone Container Corporation, is the industry's leading manufacturer of paperboard-based packaging, including containerboard, corrugated container, industrial bags and claycoated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. Net sales in 1999 were US$7.2 billion. Smurfit-Stone employs approximately 35,000 employees and operates about 300 facilities worldwide.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

ST. LAURENT PAPERBOARD INC.
Mr. Richard Garneau
Senior Vice President and Chief Financial Officer
(514) 864-5102
website: www.stlaurent.com